December 21, 2010

RE: Get cash now from your Excelsior LaSalle Property Fund, Inc. investment.

Dear Investor,

Good news!  Now you can sell your Excelsior LaSalle Property Fund, Inc. investment and regain control of your money.  Right now, MPF will pay you $10 per Share . Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Excelsior LaSalle Property Fund, Inc. to decide if or when you get your money back. But this offer expires on January 31, 2011, so you must act soon.

Why take advantage of this opportunity today?

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Guarantee your cash now. Excelsior LaSalle Property Fund, Inc. has an infinite life, and it has not said when it might liquidate.  It suspended its dividend in May 2009 and has not repurchased any shares since 2008.   today and ensure you get your money out from this security.

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.

•	Avoid further declines in value. The Corporation’s reported NAV has declined over 60% since its peak in 2008, 9 consecutive quarterly declines. Lock in the amount you can receive for your Shares now.

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Avoid further risks from tenants such as Fannie Mae.  The Corporation’s biggest tenant is Fannie Mae, whose lease ends next year.  Fannie Mae has yet to notify the Corporation whether or not it will renew its lease, requiring the Corporation to reserve all lease payments received from Fannie Mae after September 1, 2010.

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Sell without broker fees or commissions. Most secondary market sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

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Remove retirement account fees. Many IRAs charge additional fees for holding this type of asset. We can send your cash directly to your retirement account so you can consolidate your accounts or transfer the funds to an account that charges lower fees.

If you act today, you can get your cash now. We will mail your check within three business days after Excelsior LaSalle Property Fund, Inc. confirms the transfer.

MPF has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,
Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, this offer expires January 31, 2011 (unless extended). So don’t delay. Fill out and mail in the Excelsior LaSalle Property Fund, Inc. Assignment Form today so we can transfer the Shares and rush you a check.